Exhibit 4.1
DESCRIPTION OF CAPITAL STOCK
The following is a description of each class of securities of Tellurian Inc. (“Tellurian” the “Company,” “we,” “us,” or “our”) that is registered under Section 12 of the Securities Exchange Act of 1934, as amended, and does not purport to be complete. For a complete description of the terms and provisions of such securities, refer to our amended and restated articles of incorporation, as amended by a certificate of amendment, our amended and restated by-laws, and the certificate of designations governing the shares of Tellurian Series C convertible preferred stock (the “Series C Preferred Shares”), which are incorporated herein by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on September 22, 2017, Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the SEC on June 10, 2020, Exhibit 3.2 to the Company’s Current Report on Form 8-K filed with the SEC on September 22, 2017, and Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the SEC on March 21, 2018, respectively. This summary is qualified in its entirety by reference to these documents.
Our amended and restated certificate of incorporation authorizes us to issue 800,000,000 shares of common stock, $0.01 par value per share, and 100,000,000 shares of preferred stock, $0.01 per share. As of February 9, 2021, 386,586,636 shares of our common stock were issued and outstanding and 6,123,782 Series C Preferred Shares were issued and outstanding. The rights of the holders of our common stock and Series C Preferred Shares are governed by the Delaware General Corporation Law (the “DGCL”), our amended and restated certificate of incorporation, our amended and restated by-laws and the certificate of designations governing the Series C Preferred Shares.
Common Stock
Voting Rights
Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. Cumulative voting in the election of directors is not permitted. Under our amended and restated by-laws, unless otherwise provided in our amended and restated certificate of incorporation or the DGCL with respect to a specified action, matters to be voted on by stockholders are generally decided by a majority of the votes cast, except that contested elections of directors will be decided by a plurality vote. Our amended and restated by-laws provide that the presence at a stockholders’ meeting of one-third of the voting power of our outstanding stock entitled to vote at the meeting will constitute a quorum.
Dividend and Distribution Rights
Holders of outstanding shares of our common stock are entitled to dividends when, as, and if declared by our board of directors out of funds legally available for the payment of dividends. As a Delaware corporation, we may pay dividends out of surplus or, if there is no surplus, out of net profits for the fiscal year in which a dividend is declared and/or the preceding fiscal year. In the event of our liquidation, dissolution, or winding up of our affairs, holders of our common stock will be entitled to receive ratably our net assets available to the stockholders.
Preemptive, Conversion and Redemption Rights
Holders of our outstanding common stock have no conversion or redemption rights. In addition, holders of our common stock have no preemptive rights under the DGCL. However, we have granted certain contractual pre-emptive rights. To the extent that additional shares of our common stock may be issued in the future, the relative interests of the then-existing stockholders may be diluted.
Registrar and Transfer Agent
Our registrar and transfer agent for all shares of common stock is Broadridge Corporate Issuer Solutions, Inc.
Preferred Stock Generally
Our amended and restated certificate of incorporation authorizes our board of directors, subject to any limitations prescribed by law, without further stockholder approval, to establish and to issue from time to time one or more classes or series of preferred stock, covering up to an aggregate of 100,000,000 shares of preferred stock. Each class or series of preferred stock will cover the number of shares and will have the powers, preferences, rights, qualifications, limitations and restrictions determined by our board of directors, which may include, among others, dividend rights, liquidation preferences, voting rights, conversion rights and redemption rights.

Series C Convertible Preferred Stock
Voting Rights
Holders of the Series C Preferred Shares will be entitled to one vote for each Series C Preferred Share held on matters submitted to a vote of common stockholders.
Conversion
Holders of the Series C Preferred Shares may convert all or any portion of such shares for shares of Tellurian common stock on a one-for-one basis. At any time after “Substantial Completion” of “Project 1,” each as defined in and pursuant to the Lump Sum Turnkey Agreement for the Engineering, Procurement and Construction of the Driftwood LNG Phase 1 Liquefaction Facility, dated as of November 10, 2017, by and between Driftwood LNG LLC, a Delaware limited liability company and a subsidiary of Tellurian, and Bechtel Oil, Gas and Chemicals, Inc., or at any time after March 21, 2028, Tellurian has the right, at its option, to cause not less than all of the Series C Preferred Shares to be converted into shares of Tellurian common stock on a one-for-one basis. The conversion ratio will be subject to customary anti-dilution adjustments.
Dividends
The Series C Preferred Shares do not have dividend rights. Tellurian will be prohibited from paying dividends on its common stock so long as the Series C Preferred Shares remain outstanding.
Liquidation
In the event of any liquidation, dissolution or winding up of the affairs of Tellurian (a “Liquidation Event”), after payment or provision for payment of the debts and other liabilities of Tellurian, holders of the Series C Preferred Shares will be entitled to receive the greater of (i) an amount in cash equal to $8.16489 per share and (ii) the amount that would be received by the holders of the Series C Preferred Shares had such holders converted those shares into Tellurian common stock immediately prior to the Liquidation Event.
Priority
So long as any Series C Preferred Shares remain outstanding, Tellurian may not, without the consent of the holders of at least a majority of the Series C Preferred Shares, authorize the issuance of any class of shares that is pari passu with or senior to the Series C Preferred Shares in the payment of dividends or the distribution of assets following a Liquidation Event, except in limited circumstances.
Anti-Takeover Provisions in our Amended and Restated Certificate of Incorporation and Amended and Restated By-Laws
Our amended and restated certificate of incorporation and amended and restated by-laws also contain provisions that we describe in the following paragraphs, which may delay, defer, discourage, or prevent a change in control of us, the removal of our existing management or directors, or an offer by a potential acquirer to our stockholders, including an offer by a potential acquirer at a price higher than the market price for the stockholders’ shares.
Among other things, our amended and restated certificate of incorporation and amended and restated by-laws:
•divide our board of directors into three classes serving staggered three-year terms, which could have the effect of increasing the length of time necessary to change the composition of a majority of the board of directors;
•provide that all vacancies on the board of directors, including newly created directorships, will, except as otherwise required by law, be filled by the vote of a majority of directors then in office;
•provide our board of directors with the ability to authorize currently undesignated preferred stock. This ability makes it possible for our board of directors to issue, without stockholder approval, preferred stock with voting or other rights or preferences designated by the board that could have the effect of impeding the success of any attempt to change control of us;
•establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days, and not more than 120 days, prior to the first anniversary of the prior year’s annual meeting (or, in the case of a special meeting, not less than 90 days or more than 120 days prior to the date of the meeting). Our amended and restated by-laws specify the information that must be included in a stockholder’s notice. These requirements may prevent stockholders from bringing matters before the stockholders at an annual or special meeting;

•provide that stockholders may not act by written consent in lieu of a meeting unless the action, and the taking of such action by written consent, has been approved in advance by the board of directors;
•provide that stockholders are not permitted to call special meetings of stockholders. Only our chairman of the board, president, and the board of directors are permitted to call a special meeting of stockholders; and
•provide that our board of directors may alter, amend, or repeal our by-laws or approve new by-laws without further stockholder approval, and provide that a stockholder amendment to the by-laws requires a favorable vote of two-thirds of the voting power of all outstanding voting stock.
Anti-Takeover Provisions of Delaware Law
We are subject to the anti-takeover provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner.
Section 203 defines a “business combination” as a merger, asset sale, or other transaction resulting in a financial benefit to the interested stockholder. Section 203 defines an “interested stockholder” as a person who, together with affiliates and associates, owns, or, in some cases, within the three prior years did own, 15% or more of the corporation’s voting stock. Under Section 203, a business combination between us and an interested stockholder is subject to the three-year moratorium unless:
•our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder prior to the date the person attained that status;
•upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding, for purposes of determining the number of shares outstanding, shares owned by persons who are directors and also officers and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held under the plan will be tendered in a tender or exchange offer; or
•the business combination is approved by our board of directors on or subsequent to the date the person became an interested stockholder and authorized at an annual or special meeting of the stockholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.
These provisions may have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including by discouraging takeover attempts that might result in a premium over the market price for the shares of our stock and that are favored by the holders of a majority of our then-outstanding stock.
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